Exhibit 99.1

Supplemental Discussion of Pro forma Caesars Entertainment Operating Company Results

On January 28, 2008, Caesars Entertainment Corporation (“Caesars Entertainment”, or “CEC”) was acquired by affiliates of Apollo Global Management, LLC and TPG Capital, LP in an all cash transaction, hereinafter referred to as the “Acquisition.” A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Caesars Entertainment Operating Company, Inc. (for purposes of this Exhibit, “CEOC”, the “Company,” “we,” “our” or “us”, and including our subsidiaries when the context requires), a wholly-owned subsidiary of Caesars Entertainment. This financing is neither secured nor guaranteed by Caesars Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $5,081.5 million face value of commercial mortgage-backed securities (“CMBS”) financing. Therefore, we believe it is meaningful to provide information pertaining solely to the consolidated financial position and results of operations of CEOC and its subsidiaries.

OPERATING RESULTS FOR CEOC

Overall CEOC Results

The following tables represent CEOC’s unaudited Consolidated Condensed Balance Sheets as of March 31, 2011 and December 31, 2010 and its unaudited Consolidated Condensed Statements of Operations for the quarters ended March 31, 2011 and March 31, 2010. Also included are the unaudited Consolidated Condensed Statements of Cash Flows for the quarters ended March 31, 2011 and March 31, 2010.

Caesars Entertainment Operating Company, Inc.

Consolidated Condensed Balance Sheets

(Unaudited)

(In millions)	March 31, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$587.6	$619.1
Receivables, net of allowance for doubtful accounts	315.3	344.5
Deferred income taxes	155.6	159.1
Prepayments and other	156.9	129.0
Inventories	36.8	38.7
Assets held for sale	2.8	—

Total current assets	1,255.0	1,290.4

Land, buildings, riverboats and equipment, net of accumulated depreciation	12,290.4	12,426.0
Goodwill	1,732.9	1,731.5
Intangible assets other than goodwill	4,191.6	4,153.7
Investments in and advances to non-consolidated affiliates	92.0	85.3
Restricted cash	25.7	—
Deferred charges and other	591.8	605.3

	$20,179.4	$20,292.2

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$212.0	$218.9
Interest payable	420.7	205.3
Accrued expenses	703.5	765.7
Current portion of long-term debt	52.9	55.6

Total current liabilities	1,389.1	1,245.5
Long-term debt	14,444.0	14,405.2
Intercompany notes	279.2	500.0
Deferred credits and other	834.4	893.5
Deferred income taxes	3,787.5	3,828.1

	20,734.2	20,872.3

Total Caesars Entertainment Operating Company, Inc. Stockholder’s deficit	(597.2)	(618.7)
Non-controlling interests	42.4	38.6

Total Stockholder’s deficit	(554.8)	(580.1)

	$20,179.4	$20,292.2

Caesars Entertainment Operating Company, Inc.

Consolidated Condensed Statements of Operations

(Unaudited)

	Quarter Ended March 31,
(In millions)	2011	2010
Revenues
Casino	$1,368.4	$1,429.2
Food and beverage	256.0	251.4
Rooms	184.6	163.4
Management fees	9.1	13.1
Other	114.1	106.5
Less: casino promotional allowances	(224.1)	(252.7)

Net revenues	1,708.1	1,710.9

Operating expenses
Direct
Casino	784.9	827.2
Food and beverage	101.2	88.4
Rooms	40.5	34.3
Property, general, administrative and other	386.7	364.7
Depreciation and amortization	138.4	129.8
Project opening costs	0.3	0.7
Write-downs, reserves and recoveries	16.1	5.3
Income on interests in non-consolidated affiliates	0.3	0.6
Corporate expense	27.2	27.0
Acquisition and integration costs	2.0	7.2
Amortization of intangible assets	24.4	27.8

Total operating expenses	1,522.0	1,513.0

Income from operations	186.1	197.9
Interest expense, net of interest capitalized	(454.3)	(447.8)
Other income, including interest income	3.5	14.5

Income from operations before income taxes	(264.7)	(235.4)
Benefit for income taxes	94.0	72.4

Net loss	(170.7)	(163.0)
Less: net income attributable to non-controlling interests	(2.7)	(2.1)

Net loss attributable to Caesars Entertainment Operating Company, Inc.	$(173.4)	$(165.1)

Caesars Entertainment Operating Company, Inc.

Consolidated Condensed Statements of Cash Flows

(Unaudited)

	Quarter Ended March 31,
(In millions)	2011	2010
Cash flows provided by operating activities	$122.2	$51.4

Cash flows (used in)/provided by investing activities
Land, buildings, riverboats and equipment additions, net of change in construction payables	(34.1)	(27.3)
Change in restricted cash	(30.8)	—
Payment made for partnership interest	—	(19.5)
Cash acquired in business acquisitions, net of transaction costs	—	13.0
Investments in/advances to non-consolidated affiliates and other	(67.5)	—
Proceeds from other asset sales	0.1	12.5
Other	(2.7)	(2.7)

Cash flows used in investing activities	(135.0)	(24.0)

Cash flows provided by/(used in) financing activities
Debt issuance costs and fees	—	(0.1)
Borrowings under lending agreements	50.0	545.0
Repayments under lending agreements	(50.0)	(472.0)
Cash paid in connection with early extinguishments of debt	(2.2)	—
Scheduled debt retirements	(12.6)	(159.5)
Non-controlling interests’ distributions, net of contributions	(2.1)	(1.5)
Other	(1.8)	(1.7)
Transfers from affiliates	—	56.6

Cash flows used in financing activities	(18.7)	(33.2)

Effect of deconsolidation of variable interest entities	—	4.4

Net decrease in cash and cash equivalents	(31.5)	(1.4)
Cash and cash equivalents, beginning of period	619.1	568.8

Cash and cash equivalents, end of period	$587.6	$567.4

REGIONAL AGGREGATION

The executive officers of our Company review operating results, assess performance and make decisions related to the allocation of resources on a property-by-property basis. We, therefore, believe that each property is an operating segment and that it is appropriate to aggregate and present the operations of our Company as one reportable segment. In order to provide more meaningful information than would be possible on a consolidated basis, our casino properties as of March 31, 2011, have been grouped as follows to facilitate discussion of our operating results:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Showboat Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Bally’s Atlantic City	Harrah’s Louisiana Downs	Harrah’s North Kansas City
Imperial Palace	Caesars Atlantic City	Horseshoe Bossier City	Harrah’s Council Bluffs
Bill’s Gamblin’ Hall &	Harrah’s Chester (2)	Grand Biloxi	Horseshoe Council Bluffs/
Saloon		Harrah’s Tunica	Bluffs Run
Planet Hollywood Resort &		Horseshoe Tunica
Casino (1)		Tunica Roadhouse Hotel &
Casino

Illinois/Indiana	Other Nevada	Managed and International
Horseshoe Southern Indiana	Harrah’s Reno	Harrah’s Ak-Chin (4)
Harrah’s Joliet (3)	Harrah’s Lake Tahoe	Harrah’s Cherokee (4)
Harrah’s Metropolis	Harvey’s Lake Tahoe	Harrah’s Rincon (4)
Horseshoe Hammond		Conrad Punta del Este (2)
Casino Windsor (5)
London Clubs International (6)

(1)	Acquired on February 19, 2010.
(2)	We have an approximately 95 percent ownership interest in and manage this property.
(3)	We have an 80 percent ownership interest in and manage this property
(4)	Managed.
(5)	We have a 50 percent interest in Windsor Casino Limited, which operates this property. The province of Ontario owns the complex.
(6)	We own, operate or manage ten casino clubs in the provinces of the United Kingdom and two in Egypt. We have a 70 percent ownership interest in and manage one casino club in South Africa.

CONSOLIDATED OPERATING RESULTS

	Quarter Ended March 31,		Percentage Increase/ (Decrease)
(In millions)	2011	2010
Casino revenues	$1,368.4	$1,429.2	(4.3)%
Net revenues	1,708.1	1,710.9	(0.2)%
Income from operations	186.1	197.9	(6.0)%
Net loss	(170.7)	(163.0)	4.7%
Net loss attributable to CEOC	(173.4)	(165.1)	5.0%
Operating margin	10.9%	11.6%	(0.7	)pts

The Company’s net revenues during the quarter ended March 31, 2011 decreased approximately 0.2 percent to $1,708.1 million from $1,710.9 million in 2010 due to the reduced visitation by our rated players and the temporary closures of our four properties in the Illinois/Indiana region as a result of weather conditions and flooding, the effects of which were partially offset by the full-quarter impact of Planet Hollywood revenues in first quarter 2011. Income from operations for the quarter ended March 31, 2011 was $186.1 million, compared with income from operations of $197.9 million for 2010 due primarily to the reduction in revenues discussed above.

Net loss for the quarter ended March 31, 2011 was $170.7 million compared with net loss of $163.0 million for the year-ago quarter.

REGIONAL OPERATING RESULTS

Recent flooding of the Ohio and Mississippi Rivers has caused closures of certain of the Company’s facilities. Specifically, Horseshoe Southern Indiana reopened May 4, 2011 after flood-related closures, while Horseshoe Tunica, Tunica Roadhouse, Harrah’s Tunica and Harrah’s Metropolis are currently closed due to the flood waters. At this time, it is unclear when these properties will re-open for business. Tunica County, Mississippi, where three of the affected properties are located, said on May 3, 2011 the casinos in that market are projected to be closed for at least three to six weeks, but that those time frames could change considerably. Based on their locations and other factors, some properties may remain closed longer than others. In 2010, the five properties contributed approximately 12.0 percent of the Company’s Net Revenues. The Company has property damage and loss of earnings insurance that we believe will cover most of the cost of any damage and lost earnings from the flooding, less applicable deductibles. Our insurance is subject to maximum payouts, but we do not believe the damage and loss of earnings will exceed the maximum payouts. We believe that the financial impact of these closures will be immaterial to our 2011 overall results of operations after taking into account our insurance coverage; however, the timing of the receipt of insurance proceeds is currently unknown.

Further discussion of CEOC’s first quarter results by region follow:

Las Vegas Region

	Quarter Ended March 31,		Percentage Increase/ (Decrease)
(In millions)	2011	2010
Casino revenues	$206.9	$193.6	6.9%
Net revenues	392.2	339.8	15.4%
Income from operations	66.4	56.3	17.9%
Operating margin	16.9%	16.6%	0.3	pts

On February 19, 2010, CEOC acquired 100% of the equity interests of PHW Las Vegas, LLC (“PHW Las Vegas”), which owns the Planet Hollywood Resort and Casino (“Planet Hollywood”) located in Las Vegas, Nevada. Net revenues and income from continuing operations before income taxes (excluding transaction costs associated with the acquisition) of Planet Hollywood subsequent to the date of acquisition are included in CEOC’s consolidated results from operations.

Hotel occupancy rose 440 basis points and net revenues increased 15.4 percent for the quarter ended March 31, 2011 from the year-ago period due to increased visitation and customer spend per trip, combined with the full- quarter impact of Planet Hollywood revenues.

The full quarter impact of depreciation expense on Planet Hollywood assets, combined with incremental depreciation expense in 2011 associated with the Caesars Palace expansion, was more than offset by a reduction in expenses related to remediation projects at certain of our Las Vegas properties, resulting in increased income from operations for the quarter ended March 31, 2011 compared with the year-ago period.

On February 24, 2011, the Company announced that certain of its direct and indirect wholly-owned subsidiaries (the “Borrowers”) were seeking financing for the completion of the Octavius Tower at Caesars’ Palace Las Vegas (“Project Octavius”) and the development of a retail, dining and entertainment corridor located between the Imperial Palace Hotel and Casino and the Flamingo Las Vegas on the Las Vegas strip (“Project Linq” and, together with Project Octavius, the “Development”). The financing was completed on April 25, 2011.

Atlantic City Region

	Quarter Ended March 31,		Percentage Increase/ (Decrease)
(In millions)	2011	2010
Casino revenues	$301.3	$322.7	(6.6)%
Net revenues	334.9	342.1	(2.1)%
Income from operations	8.6	9.5	(9.5)%
Operating margin	2.6%	2.8%	(0.2	)pts

The Atlantic City market continues to be affected by the current economic environment, competition from new casinos outside of Atlantic City and the mid-2010 introduction of table games in the Pennsylvania market. As a result, Atlantic City Region revenues and income from operations decreased for the quarter ended March 31, 2011 when compared with 2010 as more focused marketing and reduced payroll-related and property-tax expenses were unable to offset the income impact of reduced revenues.

Louisiana/Mississippi Region

	Quarter Ended March 31,		Percentage Increase/ (Decrease)
(In millions)	2011	2010
Casino revenues	$262.7	$282.5	(7.0)%
Net revenues	286.1	307.0	(6.8)%
Income from operations	33.7	32.3	4.3%
Operating margin	11.8%	10.5%	1.3	pts

Reduced visitation unfavorably impacted 2011 first-quarter revenues when compared with the year-ago period. Income from operations for the quarter ended March 31, 2011 improved from 2010, as more focused marketing expenditures and reduced payroll-related expenses more than offset the income impact of lower revenues.

Iowa/Missouri Region

	Quarter Ended March 31,		Percentage Increase/ (Decrease)
(In millions)	2011	2010
Casino revenues	$166.0	$175.7	(5.5)%
Net revenues	177.4	187.6	(5.4)%
Income from operations	43.9	47.5	(7.6)%
Operating margin	24.7%	25.3%	(0.6	)pts

Revenues in the region declined for the quarter ended March 31, 2011 from the 2010 period due to increased competitive pressures in the region and reduced visitation. Income from operations for the quarter ended March 31, 2011 decreased from 2010 due to the income impact of reduced revenues.

Illinois/Indiana Region

	Quarter Ended March 31,		Percentage Increase/ (Decrease)
(In millions)	2011	2010
Casino revenues	$268.4	$297.9	(9.9)%
Net revenues	277.1	297.0	(6.7)%
Income from operations	39.1	38.9	0.5%
Operating margin	14.1%	13.1%	1.0	pts

Revenues in the region decreased for the quarter ended March 31, 2011 from the 2010 period, primarily due to decreased visitation and the temporary closures of all four of our properties in the region as a result of weather conditions and flooding. Income from operations increased slightly for the first quarter of 2011 from the 2010 period due to cost-savings initiatives that more than offset the income impact of reduced revenues.

Other Nevada Region

	Quarter Ended March 31,		Percentage Increase/ (Decrease)
(In millions)	2011	2010
Casino revenues	$49.3	$53.9	(8.5)%
Net revenues	69.2	72.7	(4.8)%
Income from operations	2.2	1.9	15.8%
Operating margin	3.2%	2.6%	0.6	pts

Revenues for the quarter ended March 31, 2011 for the Other Nevada Region declined from the 2010 period due to lower guest visitation and lower visitor spend per trip. Reduced depreciation expense and cost-savings initiatives more than offset the income impact of lower revenues, resulting in an increase in income from operations from 2010.

Managed and International

	Quarter Ended March 31,		Percentage Increase/ (Decrease)
(In millions)	2011	2010
Net revenues
Managed	$10.5	$12.5	(16.0)%
International	126.0	117.7	7.1%

Total net revenues	$136.5	$130.2	4.8%

Income from operations
Managed	$1.0	$4.0	(75.0)%
International	18.4	11.4	61.4%

Total income from operations	$19.4	$15.4	26.0%

Managed and international include income from our managed properties and results of our international properties. Revenues increased for the quarter ended March 31, 2011 when compared to the respective prior year period due to increased visitation and increased spend per trip at our Uruguay property. Income from operations for the quarter ended March 31, 2011 increased when compared to 2010 due to the income impact of increased revenues combined with a decrease in amortization of intangible assets due to certain contract rights being fully amortized in 2010.

In December 2010, we formed a venture, Rock Ohio Caesars LLC, with Rock Gaming, LLC, to pursue casino developments in Cincinnati and Cleveland. Pursuant to the agreements forming the venture, we have committed to invest up to $200.0 million for an approximate 30.0% interest in the venture. As part of our investment, we also plan to contribute Thistledown Racetrack to the venture. During the quarter ended March 31, 2011, the Company contributed an additional $7.5 million into its venture with Rock Gaming, LLC, bringing its total investment to approximately $71.5 million.

OTHER FACTORS AFFECTING NET INCOME

	Quarter Ended March 31,		Percentage Increase/ (Decrease)
Expense/(Income) (In millions)	2011	2010
Corporate expense	$27.2	$27.0	0.7%
Write-downs, reserves and recoveries	16.1	5.3	N/M
Acquisition and integration costs	2.0	7.2	(72.2)%
Amortization of intangible assets	24.4	27.8	(12.2)%
Interest expense, net	454.3	447.8	1.5%
Other income	(3.5)	(14.5)	(75.9)%
Benefit for income taxes	(94.0)	(72.4)	29.8%
Income attributable to non-controlling interests	2.7	2.1	28.6%

N/M = Not Meaningful

Write-downs, reserves and recoveries

Write-downs, reserves and recoveries include various pre-tax charges to record certain long-lived tangible asset impairments, contingent liability or litigation reserves or settlements, costs associated with efficiency projects, project write-offs, demolition costs, permit remediation costs, recoveries of previously recorded reserves and other non-routine transactions. Given the nature of the transactions included within write-downs, reserves and recoveries, these amounts are not expected to be comparable from quarter-to-quarter, nor are the amounts expected to follow any particular trend from quarter-to-quarter.

Remediation costs relate to projects at certain of our Las Vegas properties and totaled $1.2 million and $8.8 million during the quarters ended March 31, 2011 and 2010, respectively.

Efficiency projects represent costs incurred to identify and implement efficiency programs aimed at stream-lining corporate and operating functions to achieve cost savings and efficiencies. Costs related to efficiency projects totaled $11.6 million and $0.4 million during the quarters ended March 31, 2011 and 2010, respectively. The increase in efficiency projects expense relates to the Company’s initiative that commenced during the fourth quarter of 2010 to achieve additional costs savings and streamline its operations.

Other write-downs, reserves and recoveries for the quarter ended March 31, 2010 included the release of a $4.8 million reserve for excise tax for which the statute of limitations expired.

Acquisition and integration costs

Acquisition and integration costs for the quarter ended March 31, 2010 included costs in connection with our acquisition of Planet Hollywood and costs associated with other potential development and investment activities.

Amortization of intangible assets

Amortization of intangible assets was lower for the quarter ended March 31, 2011 when compared to the same period in 2010 due to lower intangible asset balances as a result of certain contract rights being fully amortized during 2010.

Interest expense

Interest expense increased by $6.5 million for the quarter ended March 31, 2011, compared to the same period in 2010 due primarily to debt issuances and the assumption of Planet Hollywood loans, offset by hedge ineffectiveness related to our interest rate swap agreements. Interest expense for the quarter ended March 31, 2011, as a result of interest rate swap agreements and interest rate cap agreements, includes (i) $9.8 million of gains due to measured ineffectiveness and amounts excluded from effectiveness testing for derivatives designated as hedging instruments; (ii) $4.1 million of gains due to changes in fair value for derivatives not designated as hedging instruments; and (iii) $2.5 million of expense due to amortization of deferred losses frozen in Accumulated Other Comprehensive Loss (“AOCL”).

Other income

As a result of the cancellation of our debt investment in certain predecessor entities of PHW Las Vegas in exchange for the equity of PHW Las Vegas, the Company recognized a gain of $7.1 million to adjust our investment to reflect the estimated fair value of consideration paid for the acquisition. This gain is reflected in Other income, including interest income, in our Consolidated Condensed Statement of Operations for the quarter ended March 31, 2010 . In addition, other income for all periods presented included insurance policy proceeds related to the Company’s deferred compensation plan.

Income tax (benefit)/provision

For the first quarter of 2011, we recorded a tax benefit of $94.0 million on pre-tax loss from operations of $264.7 million, compared with a tax benefit of $72.4 million on a pre-tax loss from operations of $235.4 million for the same quarter of 2010. The Company’s first quarter of 2011 recorded benefit was favorably impacted by the effects of state income taxes and federal tax credits offset by the impact of nondeductible expenses and accrued interest on prior years’ uncertain tax positions.

LIQUIDITY AND CAPITAL RESOURCES

Cost Savings Initiatives

During the fourth quarter of 2010, Caesars Entertainment launched a new initiative to attempt to reinvent certain aspects of its functional and operating units in an effort to gain significant further cost reductions and streamline our operations.

In accordance with our shared services agreement with Caesars Entertainment, $110.2 million in estimated future cost savings have been allocated to CEOC. In addition, CEOC has realized cost savings of $46.3 million during the quarter ended March 31, 2011.

Capital Spending and Development

In addition to the development and expansion projects discussed in the “Regional Operating Results” section, we also perform on-going refurbishment and maintenance at our casino entertainment facilities to maintain our quality standards, and we continue to pursue development and acquisition opportunities for additional casino entertainment facilities that meet our strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Project opening costs are expensed as incurred.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements. Cash needed to finance projects currently under development as well as additional projects being pursued is expected to be made available from operating cash flows, established debt programs, joint venture partners, specific project financing, guarantees of third-party debt and additional debt offerings. Our capital spending for the quarter ended March 31, 2011, totaled $34.1 million.

Estimated total capital expenditures for 2011, including expenditures associated with portions of Project Linq and Project Octavius, are expected to be between $400.0 million and $465.0 million.

Liquidity

We generate substantial cash flows from operating activities, as reflected on the Consolidated Statements of Cash Flows in our unaudited consolidated condensed financial statements. We use the cash flows generated by our operations to fund debt service, to reinvest in existing properties for both refurbishment and expansion projects and to pursue additional growth opportunities via new development. When necessary, we supplement the cash flows generated by our operations with funds provided by financing activities to balance our cash requirements.

Our ability to fund our operations, pay our debt obligations and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, our cash flows from operations and the financing sources discussed herein will be sufficient to meet our normal operating requirements during the next twelve months and to fund capital expenditures. In addition, we may consider issuing additional debt in the future to refinance existing debt or to finance specific capital projects. In connection with the Acquisition, we incurred substantial additional debt, which has significantly impacted our financial position.

We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets or attempt to restructure our debt. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements, and if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Our cash and cash equivalents totaled $587.6 million at March 31, 2011, compared to $619.1 million at December 31, 2010.

Capital Resources

The majority of our debt is due in 2015 and beyond. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, joint venture partners or, if necessary, additional debt offerings.

The following table presents our long-term and intercompany debt as of March 31, 2011 and December 31, 2010:

Detail of Debt (dollars in millions)	Final Maturity		Rate(s) at March 31, 2011	Face Value at March 31, 2011	Book Value at March 31, 2011	Book Value at Dec. 31, 2010
Credit Facilities and Secured Debt
Term Loans B1-B3	2015		3.30%	$5,810.1	$5,810.1	$5,815.1
Term Loan B4	2016		9.50%	987.5	966.5	968.3
Revolving Credit Facility	2014		—	—	—	—
Senior Secured Notes	2017		11.25%	2,095.0	2,050.9	2,049.7
Second-Priority Senior Secured Notes	2018		12.75%	750.0	741.5	741.3
Second-Priority Senior Secured Notes	2018		10.0%	4,553.1	2,054.7	2,033.3
Second-Priority Senior Secured Notes	2015		10.0%	214.8	158.0	156.2
Chester Downs term loan	2016		12.375%	243.4	233.6	237.5
PHW Las Vegas senior secured loan	2015	*	3.114%	529.0	428.6	423.8
Other, various maturities	Various		4.25%-6.0%	0.7	0.7	1.4
Subsidiary-guaranteed debt
Senior Notes	2016		10.75%	478.6	478.6	478.6
Senior PIK Toggle Notes	2018		10.75%/11.5%	11.1	11.1	10.5
Unsecured Senior Debt
5.375%	2013		5.375%	125.2	103.3	101.6
7.0%	2013		7.0%	0.6	0.6	0.6
5.625%	2015		5.625%	791.8	597.4	588.8
6.5%	2016		6.5%	573.1	423.4	418.5
5.75%	2017		5.75%	538.7	362.2	357.9
Floating Rate Contingent Convertible Senior Notes	2024		0.303%	0.2	0.2	0.2
Other Unsecured Borrowings
5.3% special improvement district bonds	2035		5.3%	67.1	67.1	67.1
LIBOR plus 3.0% **	2014		3.26%	279.2	279.2	500.0
Other	Various		Various	1.0	1.0	1.0
Capitalized Lease Obligations
6.42%-9.8%	to 2020		6.42%-9.8%	7.4	7.4	9.4

Total debt and intercompany loans				18,057.6	14,776.1	14,960.8
Current portion of long-term debt				(52.9)	(52.9)	(55.6)

Long-term debt and intercompany loans				$18,004.7	$14,723.2	$14,905.2

*	The Planet Hollywood Las Vegas senior secured loan is subject to extension options moving its maturity from 2011 to 2015, subject to certain conditions.
**	Intercompany note payable to Caesars Entertainment.

Book values of debt as of March 31, 2011 are presented net of unamortized discounts of $3,282.0 and unamortized premiums of $0.5 million. As of December 31, 2010, book values are presented net of unamortized discounts of $3,333.8 million.

Our current maturities of debt include required interim principal payments on each of our Term Loans, our Chester Downs term loans, and the special improvement district bonds. The PHW Las Vegas senior secured loan has not been included in current maturities of debt as of March 31, 2011 based upon the Company’s ability and intent to exercise its options to extend the maturity of this loan.

In August 2008, Caesars Entertainment Corporation and CEOC entered into an agreement whereby Caesars Entertainment established a revolving credit facility in favor of CEOC pursuant to which Caesars Entertainment will make one or more unsecured loans to CEOC in a maximum principal amount not to exceed $200.0 million outstanding at any time. On February 24, 2011, the CEC Board of Directors approved an increase in the maximum amount to $750.0 million. The entire outstanding amount, plus any accrued and unpaid interest, matures on January 29, 2014, and bears interest at a rate per annum equal to LIBOR, as defined in the CEOC Credit Agreement, plus 3%. Interest is payable annually in arrears or, at CEOC’s election such interest may be added to the loan balance owed to Caesars Entertainment. There was $500.0 million outstanding under the agreement at December 31, 2010. During the quarter ended March 31, 2011, Caesars Entertainment contributed $220.8 million of the previously outstanding loan balance which increased Caesars Entertainment’s equity in CEOC, resulting in $279.2 million outstanding under the agreement at March 31, 2011.

Credit Agreement

In connection with the Acquisition, CEOC entered into the senior secured credit facilities (the “Credit Facilities”). This financing is neither secured nor guaranteed by Caesars Entertainment’s other direct, wholly-owned subsidiaries.

As of March 31, 2011, our Credit Facilities provide for senior secured financing of up to $8,427.6 million, consisting of (i) senior secured term loan facilities in an aggregate principal amount of $6,797.6 million with $5,810.1 million maturing on January 28, 2015 and $987.5 million maturing on October 31, 2016, (the $987.5 million borrowing defined as the “Incremental Loans”) and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $1,630.0 million, maturing January 28, 2014, including both a letter of credit sub-facility and a swingline loan sub-facility. The term loans under the Credit Facilities require scheduled quarterly payments of $7.5 million, with the balance due at maturity. A total of $6,797.6 million face amount of borrowings were outstanding under the Credit Facilities as of March 31, 2011, with $126.4 million of the revolving credit facility committed to outstanding letters of credit. After consideration of these borrowings and letters of credit, $1,503.6 million of additional borrowing capacity was available to the Company under its revolving credit facility as of March 31, 2011.

PHW Las Vegas senior secured loan

On February 19, 2010, CEOC acquired 100% of the equity interests of PHW Las Vegas, which owns the Planet Hollywood Resort and Casino located in Las Vegas, Nevada. In connection with this transaction, PHW Las Vegas assumed a $554.3 million, face value, senior secured loan, and a subsidiary of CEOC canceled certain debt issued by PHW Las Vegas’ predecessor entities. The outstanding amount is secured by the assets of PHW Las Vegas, and is non-recourse to other subsidiaries of the Company.

In connection with the transaction and the assumption of debt, PHW Las Vegas entered into the Amended and Restated Loan Agreement with Wells Fargo Bank, N.A., as trustee for The Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2007-TFL2 (“Lender”). The maturity date for this loan is December 2011, with two extension options (subject to certain conditions), which, if exercised, would extend maturity until April 2015. PHW Las Vegas is an unrestricted subsidiary of CEOC and therefore not a borrower under CEOC’s Credit Facilities. A subsidiary of CEOC manages the property for PHW Las Vegas for a fee.

PHW Las Vegas may, at its option, voluntarily prepay the loan in whole or in part upon twenty (20) days prior written notice to Lender. PHW Las Vegas is required to prepay the loan in (i) the amount of any insurance proceeds received by Lender for which Lender is not obligated to make available to PHW Las Vegas for restoration in accordance with the terms of the Amended and Restated Loan Agreement, (ii) the amount of any proceeds received from the operator of the timeshare property adjacent to the Planet Hollywood Resort and Casino, subject to the limitations set forth in the Amended and Restated Loan Agreement and (iii) the amount of any excess cash remaining after application of the cash management provisions of the Amended and Restated Loan Agreement.

Other Financing Transactions

During 2009, Chester Downs and Marina LLC (“Chester Downs”), a majority-owned subsidiary of CEOC and owner of Harrah’s Chester, entered into an agreement to borrow under a senior secured term loan with a principal amount of $230.0 million and borrowed such amount, net of original issue discount. The proceeds of the term loan were used to pay off intercompany debt due to CEOC and to repurchase equity interests from certain minority partners of Chester Downs. As a result of the purchase of these equity interests, CEOC currently owns 95.0% of Chester Downs.

On October 8, 2010, Chester Downs amended its existing senior secured term loan facility to obtain an additional $40.0 million term loan. The additional loan has substantially the same terms as the existing term loan with respect to interest rates, maturity and security.

Exchange Offers, Debt Purchases and Open Market Purchases

From time to time, we may retire portions of our outstanding debt in open market purchases, privately negotiated transactions or otherwise. These purchases will be funded through available cash from operations and from our established debt programs. Such purchases are dependent on prevailing market conditions, the Company’s liquidity requirements, contractual restrictions and other factors.

Issuances and Redemptions

During the second quarter of 2010, CEOC completed the offering of $750.0 million aggregate principal amount of 12.75% second-priority senior secured notes due 2018 and used the proceeds of this offering to redeem or repay the following outstanding debt:

Debt (dollars in millions)	Maturity	Interest Rate	Face Value
5.5% Senior Notes	2010	5.5%	$191.6
8.0% Senior Notes	2011	8.0%	13.2
8.125% Senior Subordinated Notes	2011	8.125%	12.0
Revolving Credit Facility	2014	3.23%-3.25%	525.0

In connection with the retirement of the outstanding senior and senior subordinated notes above, CEOC recorded a pre-tax loss of $4.7 million during the second quarter of 2010.

On June 3, 2010, Caesars announced an agreement under which affiliates of each of Apollo, TPG and Paulson & Co. Inc. (“Paulson”) were to exchange approximately $1,118.3 million face amount of debt for approximately 15.7 percent of the common equity of Caesars Entertainment, subject to regulatory approvals and certain other conditions. In connection with the transaction, Apollo, TPG, and Paulson purchased approximately $835.4 million, face amount, of CEOC notes that were held by another subsidiary of Caesars Entertainment for aggregate consideration of approximately $557.0 million, including accrued interest. The notes that were purchased, together with $282.9 million face amount of notes they had previously acquired, were exchanged for equity in the fourth quarter of 2010. The notes exchanged for equity are held by a subsidiary of Caesars Entertainment and remain outstanding for purposes of CEOC.

Interest and Fees

Borrowings under the Credit Facilities, other than borrowings under the Incremental Loans, bear interest at a rate equal to the then-current LIBOR rate or at a rate equal to the alternate base rate, in each case plus an applicable margin. As of March 31, 2011, the Credit Facilities, other than borrowings under the Incremental Loans, bore interest at LIBOR plus 300 basis points for the term loans and a portion of the revolver loan and 150 basis points over LIBOR for the swingline loan and at the alternate base rate plus 200 basis points for the remainder of the revolver loan.

Borrowings under the Incremental Loans bear interest at a rate equal to either the alternate base rate or the greater of i) the then-current LIBOR rate or ii) 2.0%; in each case plus an applicable margin. At March 31, 2011, borrowings under the Incremental Loans bore interest at the minimum base rate of 2.0%, plus 750 basis points.

In addition, on a quarterly basis, we are required to pay each lender (i) a commitment fee in respect of any unborrowed amounts under the revolving credit facility and (ii) a letter of credit fee in respect of the aggregate face amount of outstanding letters of credit under the revolving credit facility. As of March 31, 2011, the Credit Facilities bore a commitment fee for unborrowed amounts of 50 basis points.

Our Senior Secured Notes, including the Second-Priority Senior Secured Notes, and our unsecured debt have semi-annual interest payments, with the majority of those payments on June 15 and December 15.

The amount outstanding under the PHW Las Vegas senior secured loan bears interest, payable to third party lenders on a monthly basis, at a rate per annum equal to LIBOR plus 1.530%. Interest only participations of PHW Las Vegas bear interest at a fixed rate equal to $7.3 million per year, payable to the subsidiary of CEOC that owns such participations.

Collateral and Guarantors

CEOC’s Credit Facilities are guaranteed by Caesars Entertainment, and are secured by a pledge of CEOC’s capital stock and by substantially all of the existing and future property and assets of CEOC and its material, wholly-owned domestic subsidiaries, including a pledge of the capital stock of CEOC’s material, wholly-owned domestic subsidiaries and 65% of the capital stock of the first-tier foreign subsidiaries, in each case subject to exceptions. The following casino properties have mortgages under the Credit Facilities:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Bally’s Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Caesars Atlantic City	(Hotel only)	Harrah’s Council Bluffs
Imperial Palace	Showboat Atlantic City	Harrah’s Louisiana Downs	Horseshoe Council Bluffs/
Bill’s Gamblin’ Hall & Saloon		Horseshoe Bossier City	Bluffs Run
Harrah’s Tunica
Horseshoe Tunica
Tunica Roadhouse Hotel & Casino

Illinois/Indiana	Other Nevada
Horseshoe Southern Indiana	Harrah’s Reno
Harrah’s Metropolis	Harrah’s Lake Tahoe
Horseshoe Hammond	Harveys Lake Tahoe

Additionally, certain undeveloped land in Las Vegas also is mortgaged.

In connection with PHW Las Vegas’ Amended and Restated Loan Agreement, Caesars Entertainment entered into a Guaranty Agreement (the “Guaranty”) for the benefit of the Lender pursuant to which Caesars Entertainment guaranteed to the Lender certain recourse liabilities of PHW Las Vegas. Caesars Entertainment’s maximum aggregate liability for such recourse liabilities is limited to $30.0 million provided that such recourse liabilities of PHW Las Vegas do not arise from (i) events, acts, or circumstances that are actually committed by, or voluntarily or willfully brought about by Caesars Entertainment or (ii) event, acts, or circumstances (regardless of the cause of the same) that provide actual benefit (in cash, cash equivalent, or other quantifiable amount) to the Registrant, to the full extent of the actual benefit received by the Registrant. Pursuant to the Guaranty, Caesars Entertainment is required to maintain a net worth or liquid assets of at least $100.0 million.

Restrictive Covenants and Other Matters

The Credit Facilities require compliance on a quarterly basis with a maximum net senior secured first lien debt leverage test. In addition, the Credit Facilities include negative covenants, subject to certain exceptions, restricting or limiting CEOC’s ability and the ability of its restricted subsidiaries to, among other things: (i) incur additional debt; (ii) create liens on certain assets; (iii) enter into sale and lease-back transactions; (iv) make certain investments, loans and advances; (v) consolidate, merge, sell or otherwise dispose of all or any part of its assets or to purchase, lease or otherwise acquire all or any substantial part of assets of any other person; (vi) pay dividends or make distributions or make other restricted payments; (vii) enter into certain transactions with its affiliates; (viii) engage in any business other than the business activity conducted at the closing date of the loan or business activities incidental or related thereto; (ix) amend or modify the articles or certificate of incorporation, by-laws and certain agreements or make certain payments or modifications of indebtedness; and (x) designate or permit the designation of any indebtedness as “Designated Senior Debt.”

Caesars Entertainment is not bound by any financial or negative covenants contained in CEOC’s credit agreement, other than with respect to the incurrence of liens on and the pledge of its stock of CEOC.

All borrowings under the senior secured revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties, and the requirement that such borrowing does not reduce the amount of obligations otherwise permitted to be secured under our new senior secured credit facilities without ratably securing the retained notes.

The PHW Las Vegas senior secured loan requires that the Company maintain certain reserve funds in respect of furniture, fixtures, and equipment, capital improvements, interest service, taxes and insurance. Amounts deposited into the specified reserve funds are reported within the accompanying consolidated condensed balance sheet as current and non-current restricted cash as of March 31, 2011.

Certain covenants contained in CEOC’s credit agreement require the maintenance of a senior first priority secured debt to last twelve months (LTM) Adjusted EBITDA (“Earnings Before Interest, Taxes, Depreciation and Amortization”), as defined in the agreements, ratio (“Senior Secured Leverage Ratio”). The June 3, 2009 amendment and waiver to our credit agreement excludes from the Senior Secured Leverage Ratio (a) the $1,375.0 million Original First Lien Notes issued June 15, 2009 and the $720.0 million Additional First Lien Notes issued on September 11, 2009 and (b) up to $250.0 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned subsidiaries. Certain covenants contained in CEOC’s credit agreement governing its senior secured credit facilities, the indenture and other agreements governing CEOC’s 10.0% Second-Priority Senior Secured Notes due 2015 and 2018, and our first lien notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to LTM Adjusted EBITDA and consolidated debt to LTM Adjusted EBITDA ratios. The covenants that restrict additional indebtedness and the ability to make future acquisitions require an LTM Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0:1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

The indenture governing the 10.75% Senior Notes, 10.75%/11.5% Senior Toggle Notes and the agreements governing the other cash pay debt and PIK toggle debt limit CEOC’s (and most of its subsidiaries’) ability to among other things: (i) incur additional debt or issue certain preferred shares; (ii) pay dividends or make distributions in respect of our capital stock or make other restricted payments; (iii) make certain investments; (iv) sell certain assets; (v) with respect to CEOC only, engage in any business or own any material asset other than all of the equity interest of CEOC so long as certain investors hold a majority of the notes; (vi) create or permit to exist dividend and/or payment restrictions affecting its restricted subsidiaries; (vii) create liens on certain assets to secure debt; (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; (ix) enter into certain transactions with its affiliates; and (x) designate its subsidiaries as unrestricted subsidiaries. Subject to certain exceptions, the indenture governing the notes and the agreements governing the other cash pay debt and PIK toggle debt will permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Derivative Instruments

Derivative Instruments - Interest Rate Swap Agreements

We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of March 31, 2011 we have entered into 13 interest rate swap agreements, three of which have effective dates starting in April 2011, subsequent to the expiration of seven of our other swap agreements. As a result of staggering the effective dates, we had a notional amount of $6,500.0 million outstanding through April 25, 2011, and have a notional amount of $5,750.0 million outstanding beginning after April 25, 2011. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows. The major terms of the interest rate swap agreements as of March 31, 2011 are as follows:

Effective Date	Notional Amount (in millions)	Fixed Rate Paid	Variable Rate Received as of March 31, 2011	Next Reset Date	Maturity Date
April 25, 2007	$200	4.898%	0.303%	—	April 25, 2011
April 25, 2007	200	4.896%	0.303%	—	April 25, 2011
April 25, 2007	200	4.925%	0.303%	—	April 25, 2011
April 25, 2007	200	4.917%	0.303%	—	April 25, 2011
April 25, 2007	200	4.907%	0.303%	—	April 25, 2011
September 26, 2007	250	4.809%	0.303%	—	April 25, 2011
September 26, 2007	250	4.775%	0.303%	—	April 25, 2011
April 25, 2008	2,000	4.276%	0.303%	April 26, 2011	April 25, 2013	*
April 25, 2008	2,000	4.263%	0.303%	April 26, 2011	April 25, 2013	*
April 25, 2008	1,000	4.172%	0.303%	April 26, 2011	April 25, 2012	*
April 26, 2011	250	1.351%	—	April 26, 2011	January 25, 2015
April 26, 2011	250	1.347%	—	April 26, 2011	January 25, 2015
April 26, 2011	250	1.350%	—	April 26, 2011	January 25, 2015

*	On April 1, 2011, the Company completed transactions to change the fixed payment rates and extend the maturity dates to January 25, 2015.

The variable rate on our interest rate swap agreements did not materially change as a result of the April 26, 2011 reset.

Prior to February 15, 2008, our interest rate swap agreements were not designated as hedging instruments; therefore, gains or losses resulting from changes in the fair value of the swaps were recognized in interest expense in the period of the change. On February 15, 2008, eight of our interest rate swap agreements for notional amounts totaling $3,500.0 million were designated as cash flow hedging instruments for accounting purposes and on April 1, 2008, the remaining swap agreements were designated as cash flow hedging instruments for accounting purposes.

During October 2009, we borrowed $1,000.0 million under the Incremental Loans and used a majority of the net proceeds to temporarily repay most of our revolving debt under the Credit Facilities. As a result, we no longer had a sufficient amount of outstanding debt under the same terms as our interest rate swap agreements to support hedge accounting treatment for the full $6,500.0 million in interest rate swaps. Thus, as of September 30, 2009, we removed the cash flow hedge designation for the $1,000.0 million swap agreement, freezing the amount of deferred losses recorded in Accumulated Other Comprehensive Loss (“AOCL”) associated with this swap agreement, and reducing the total notional amount on interest rate swaps designated as cash flow hedging instruments to $5,500.0 million. Beginning October 1, 2009, we began amortizing deferred losses frozen in AOCL into income over the original remaining term of the hedged forecasted transactions that are still considered to be probable of occurring. For the quarter ended March 31, 2011, we recorded $2.2 million as an increase to interest expense, and we will record $8.6 million as an increase to interest expense and other comprehensive income over the next 12 months, all related to deferred losses on the $1,000 million interest rate swap.

During the fourth quarter of 2009, we re-designated approximately $310.1 million of the $1,000.0 million swap as a cash flow hedging instrument. Also, on September 29, 2010, we entered into three forward interest rate swap agreements for notional amounts totaling $750.0 million that have been designated as cash flow hedging instruments. As a result, at March 31, 2011, $5,810.1 million of our total interest rate swap agreements notional amount of $7,250.0 million remained designated as hedging instruments for accounting purposes. Any future changes in fair value of the portion of the interest rate swap agreement not designated as a hedging instrument will be recognized in interest expense during the period in which the changes in value occur.

On April 1, 2011, the Company completed transactions related to three existing swap contracts. The $1.0 billion swap was modified to change the fixed payment rate from 4.172% to 3.233% and the maturity date was extended from April 25, 2012 to January 25, 2015. The two $2.0 billion swaps were each split into two $1.0 billion tranches. The terms of one tranche for each swap remained unchanged with fixed payment rates of 4.276% and 4.263% and maturity dates of April 25, 2013. The second tranche for each swap was modified to reduce the fixed payment rates to 3.915% and 3.935% and extend the maturity dates to January 25, 2015.

Derivative Instruments - Interest Rate Cap Agreements

On April 5, 2010, as required under the PHW Las Vegas Amended and Restated Loan Agreement, we entered into an interest rate cap agreement to partially hedge the risk of future increases in the variable interest rate of the PHW Las Vegas senior secured loan. The interest rate cap agreement is for a notional amount of $554.3 million at a LIBOR cap rate of 5.0%, and matures on December 9, 2011. To give proper consideration to the prepayment requirements of the PHW Las Vegas senior secured loan, we have designated $525.0 million of the $554.3 million notional amount of the interest rate cap as a cash flow hedging instrument for accounting purposes.

The following table represents the fair values of derivative instruments in the Consolidated Condensed Balance Sheets as of March 31, 2011 and December 31, 2010:

	Asset Derivatives				Liability Derivatives
	2011		2010		2011		2010
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Interest Rate Swaps		$—		$—	Accrued expenses	$(4.9)		$(21.6)
Interest Rate Swaps	Deferred charges and other	14.5		11.6	Deferred credits and other	(270.5)	Deferred credits and other	(305.5)
Interest Rate Cap	Deferred charges and other	—		—		—		—

Subtotal		14.5		11.6		(275.4)		(327.1)
Derivatives not designated as hedging instruments
Interest Rate Swaps		—		—	Deferred credits and other	(26.7)	Deferred credits and other	(32.2)

Total Derivatives		$14.5		$11.6		$(302.1)		$(359.3)

The following table represents the effect of derivative instruments in the Consolidated Condensed Statements of Operations for the quarters ended March 31, 2011 and 2010 for amounts transferred into or out of AOCL:

(In millions)	Amount of (Gain) or Loss Recognized in AOCL Effective Portion)		Location of (Gain) or Loss Reclassified From AOCL Into Income (Effective Portion)	Amount of (Gain) or Loss Reclassified from AOCL into Income (Effective Portion)		Location of (Gain) or Loss Recognized in Income (Ineffective Portion)	Amount of (Gain) or Loss Recognized in Income (Ineffective Portion)
Derivatives designated as hedging instruments	Quarter Ended Mar. 31, 2011	Quarter Ended Mar. 31, 2010		Quarter Ended Mar. 31, 2011	Quarter Ended Mar. 31, 2010		Quarter Ended Mar. 31, 2011	Quarter Ended Mar. 31, 2010
Interest rate contracts	$(46.1)	$15.6	Interest expense	$2.5	$2.4	Interest expense	$(9.8)	$3.6

(In millions)		Amount of (Gain) or Loss Recognized in Income
Derivatives not designated as hedging instruments	Location of (Gain) or Loss Recognized in Income	Quarter Ended Mar. 31, 2011	Quarter Ended Mar. 31, 2010
Interest rate contracts	Interest expense	$(4.1)	$1.3

In addition to the impact on interest expense from amounts reclassified from AOCL, the difference to be paid or received under the terms of the interest rate swap agreements is recognized as interest expense and is paid quarterly. This cash settlement portion of the interest rate swap agreements increased interest expense for the quarters ended March 31, 2011 and 2010 by approximately $66.6 million and $66.4 million, respectively.

A change in interest rates on variable-rate debt will impact our financial results. For example, assuming a constant outstanding balance for our variable-rate debt, excluding the $5,810.1 million of variable-rate debt for which our interest rate swap agreements are designated as hedging instruments for accounting purposes, for the next twelve months, a hypothetical 1% increase in corresponding interest rates would increase interest expense for the twelve months following March 31, 2011 by approximately $12.3 million. At March 31, 2011, our weighted average USD LIBOR rate for our variable rate debt was 0.289%. A hypothetical reduction of this rate to 0% would decrease interest expense for the next twelve months by approximately $3.5 million. At March 31, 2011, our variable-rate debt, excluding the aforementioned $5,810.1 million of variable-rate debt hedged using interest rate swap agreements, represents approximately 10% of our total debt, while our fixed-rate debt is approximately 90% of our total debt.

GUARANTEES OF THIRD-PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS

The tables below summarize, for the period from December 31, 2010 through March 31, 2011, significant additions to or reductions in our contractual obligations and other commitments through their respective maturity or ending dates, which were disclosed in the Supplemental Discussion of Caesars Entertainment Operating Company Results filed as Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 2010.

Contractual Obligations (a)	Increase/ (Decrease)	Total
(in millions)
Face value of debt, including capital lease obligations	$(236.9)	$18,057.6
Estimated interest payments (b) (c)	(454.4)	8,546.9
Operating lease obligations	9.4	2,212.1
Purchase order obligations	(0.4)	42.8
State of Louisiana Guarantee(d)	(15.0)	—
Construction commitments	0.7	27.9
Community reinvestment	(1.5)	81.7
Entertainment obligations	(0.9)	61.3
Other contractual obligations	11.2	343.1

(a)	In addition to the contractual obligations disclosed in this table, we have unrecognized tax benefits that, based on uncertainties associated with the items, we are unable to make reasonably reliable estimates of the period of potential cash settlements, if any, with taxing authorities.
(b)	Estimated interest for variable rate debt is based on rates at March 31, 2011. Estimated interest includes the estimated impact of our interest rate swap and interest rate cap agreements.
(c)	Estimated interest assumes the extension of maturities of the PHW Las Vegas senior secured loan from 2011 to 2015, resulting in a net increase of interest of approximately $55.0 million.
(d)	In February 2008, we entered into an agreement with the State of Louisiana whereby we extended our guarantee of a $60.0 million annual payment obligation of Jazz Casino Company, LLC, our wholly-owned subsidiary and owner of Harrah’s New Orleans, to the State of Louisiana. The agreement ended March 31, 2011.

	Increase/
Other Commitments	(Decrease)	Total
(in millions)
Letters of credit	$6.6	$126.4
Minimum payments to tribes	(3.1)	9.7

The agreements pursuant to which we manage casinos on Indian lands contain provisions required by law that provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs and over the management fee earned and paid to the manager. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Subject to certain limitations as to time, such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment for the minimum guaranteed payments, pursuant to these contracts for the three managed Indian-owned facilities now open, which extend for periods of up to 45 months from March 31, 2011, is $1.2 million. Each of these casinos currently generates sufficient cash flows to cover all of its obligations, including its debt service.

DEBT COVENANT COMPLIANCE

Certain covenants contained in our credit agreement require the maintenance of a senior first priority secured debt to last twelve months (LTM) Adjusted EBITDA (“Earnings Before Interest, Taxes, Depreciation and Amortization”), as defined in the agreements, ratio (“Senior Secured Leverage Ratio”). The June 3, 2009 amendment and waiver to our credit agreement excludes from the Senior Secured Leverage Ratio (a) the $1,375.0 million Original First Lien Notes issued June 15, 2009 and the $720.0 million Additional First Lien Notes issued on September 11, 2009 and (b) up to $250.0 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned subsidiaries. PHW Las Vegas is an unrestricted subsidiary of CEOC and therefore not a borrower under CEOC’s credit facilities. A subsidiary of CEOC manages the property for PHW Las Vegas for a fee.

Certain covenants contained in our credit agreement governing our senior secured credit facilities, the indenture and other agreements governing our 10.0% Second-Priority Senior Secured Notes due 2015 and 2018, and our first lien notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to LTM Adjusted EBITDA and consolidated debt to LTM Adjusted EBITDA ratios. The covenants that restrict additional indebtedness and the ability to make future acquisitions require an LTM Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0:1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

We believe we are in compliance with our credit agreement and indentures, including the Senior Secured Leverage Ratio, as of March 31, 2011. If our LTM Adjusted EBITDA were to decline significantly from the level achieved at March 31, 2011, it could cause us to exceed the Senior Secured Leverage Ratio and could be an Event of Default under our credit agreement. However, we could implement certain actions in an effort to minimize the possibility of a breach of the Senior Secured Leverage Ratio, including reducing payroll and other operating costs, deferring or eliminating certain maintenance, delaying or deferring capital expenditures, or selling assets. In addition, under certain circumstances, our credit agreement allows us to apply the cash contributions received by CEOC as a capital contribution to cure covenant breaches. However, there is no guarantee that such contributions will be able to be secured.